UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-35644

Bellatrix Exploration Ltd.
(Translation of registrant's name into English)

1920, 800 5th Ave SW
Calgary, Alberta T2P 3T6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.
(Registrant)

Date: February 27, 2018	/s/ Charles R. Kraus
Charles R. Kraus
Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated February 27, 2018 - Bellatrix Announces Conference Call Details and Release Dates for Its Upcoming 2017 Year End Reserves and 2017 Financial and Operational Results